                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                VECTOR GROUP LTD.
                                (NAME OF ISSUER)

                          Common Stock, $.10 Par Value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   112525-10-0
                                 --------------
                                 (CUSIP Number)

                                Howard M. Lorber
                             100 S.E. Second Street
                              Miami, Florida 33131
                                 (305) 579-8000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2004
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

CUSIP NO. 112525-10-0                       13D                Page 2 of 6 Pages


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HOWARD M. LORBER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          OO
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,630,648 (includes 1,535,297 acquirable upon
   SHARES                      exercise of options)
 BENEFICIALLY          --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     --
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,630,648 (includes 1,535,297 acquirable upon
                               exercise of options)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               --
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,630,648 (includes 1,535,297 acquirable upon exercise of options)
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.48%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------

PRELIMINARY STATEMENT:

                  This Amendment No. 1 amends the Schedule 13D filed by Howard
M. Lorber with the Securities and Exchange Commission on May 3, 2000 (the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the "Company"). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002 and September 29, 2003.

                  The Schedule 13D is hereby amended and restated as follows:

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D is being filed with respect to the Common Stock, $.10 par value per share (the "Common Stock"), of Vector Group Ltd., a Delaware corporation (the "Company"), which has its principal executive office at 100 S.E. Second Street, Miami, Florida 33131.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed by Howard M. Lorber, a United States citizen. Mr. Lorber's business address is 100 S.E. Second Street, Miami, Florida 33131. Mr. Lorber has served as President, Chief Operating Officer and a director of the Company since January 2001. Since 1994, Mr. Lorber has been President and Chief Operating Officer of New Valley Corporation ("New Valley"), where he also serves as a director. New Valley, a majority-owned subsidiary of the Company, is engaged in the real estate business and is seeking to acquire additional operating companies.

                  During the last five years, Mr. Lorber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  See the information set forth under Item 6.

ITEM 4.  PURPOSE OF TRANSACTION.

                  See the information set forth under Item 6.

                  Mr. Lorber reserves the right to acquire additional shares of Common Stock at any time and from time to time in public or private transactions, whether from third parties or otherwise. Likewise, Mr. Lorber reserves the right to dispose of any or all of the shares in whole or in part, in public or private transactions, whether to third parties or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 18, 2004, Mr. Lorber is the beneficial owner of, in the aggregate, 2,630,648 shares of Common Stock, which constituted approximately 6.48% of the 39,087,653 shares of Common Stock outstanding (plus 1,535,297 shares acquirable by Mr. Lorber upon exercise of currently exercisable


                                Page 3 of 6 Pages
options). Mr. Lorber's beneficial ownership includes 1,535,297 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 6.

         (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 1,095,351 shares of Common Stock held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, and (ii) 1,535,297 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.

                  Mr. Lorber disclaims beneficial ownership of 10,803 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

         (c) On March 18, 2004, Mr. Lorber sold in the open market on the New York Stock Exchange 500,000 shares of Common Stock for $17.10 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  In December 2002, Lorber Epsilon 1999 Limited Partnership acquired the 1,095,351 shares of Common Stock it currently holds pursuant to a December 1996 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $.78 per share. Mr. Lorber had previously assigned the options to Lorber Epsilon 1999 Limited Partnership.

                  Mr. Lorber has the right to acquire 638,139 shares of Common Stock pursuant to a July 1998 options grant under the Company's 1998 Long-Term Incentive Plan, which allows Mr. Lorber to purchase shares of Common Stock at $7.64 per share. These options, which have a ten-year term, are currently exercisable.

                  Mr. Lorber has the right to acquire 607,752 shares of Common Stock pursuant to a November 1999 options grant under the Company's 1999 Long-Term Incentive Plan, which allows Mr. Lorber to purchase shares of Common Stock at $12.70 per share. These options, which have a ten-year term, are currently exercisable. Common Stock dividend equivalents are paid on each option share.

                  Mr. Lorber has the right to acquire 289,406 shares of Common Stock pursuant to a January 2001 options grant under the Company's 1999 Long-Term Incentive Plan, which allows Mr. Lorber to purchase shares of Common Stock at $16.52 per share. These options, which have a ten-year term, are currently exercisable. Common Stock dividend equivalents are paid on each option share.



                                Page 4 of 6 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit E:        Vector Group Ltd. 1998 Long-Term Incentive Plan
                           (incorporated by reference to the Appendix to the Company's Proxy Statement dated September 15, 1998).

         Exhibit F:        Stock Option Agreement, dated July 20, 1998,
                           between the Company and Mr. Lorber (incorporated by reference to Exhibit 10.3 in the Company's Form 10-Q for the quarter ended September 30, 1998).

         Exhibit G:        Vector Group Ltd. 1999 Long-Term Incentive Plan
                           (incorporated by reference to the Appendix to the Company's Proxy Statement dated April 18, 2000).

         Exhibit H:        Stock Option Agreement, dated November 4, 1999,
                           between the Company and Mr. Lorber (incorporated by reference to Exhibit 10.63 in the Company's Form 10-K for the year ended December 31, 1999).

         Exhibit I: Stock Option Agreement, dated January 22, 2001, between the Company and Mr. Lorber (incorporated by reference to Exhibit 10.2 in the Company's Form 10-Q for the quarter ended March 31, 2001).



                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2004


                                       By: /s/ Howard M. Lorber
                                           -------------------------------------
                                           Name: Howard M. Lorber








                                Page 6 of 6 Pages